UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2007

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

CONTENTS

This report on Form 6-K of Camtek Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.	Camtek Ltd. Proxy Statement for 2007 Annual General

Meeting of Shareholders to be Held on December 27, 2007

2.	Camtek Ltd. Proxy Card.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: November 26, 2007

2

NOTICE OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2007 Annual General Meeting of Shareholders (the “Meeting”) of Camtek Ltd. (the “Company”) will be held on Thursday, December 27th, 2007 at 4:00 p.m. local time, at the law offices of Shibolet & Co., at the Museum Tower, 4 Berkowitz St., Tel- Aviv, Israel, for the following purposes:

1)	Review and consideration of the auditor’s report and the audited consolidated financial statements for the fiscal year ended December 31, 2006;

2)	Re-election of three directors to the Board of Directors of the Company;

3)	Approval of the grant of restricted share units to the Company’s Chairman of the Board and Chief Executive Officer, Mr. Rafi Amit, and to the Company’s director and Executive Vice President, Business & Strategy, Mr. Yotam Stern – who both hold a controlling interest in the Company – pursuant to the Company’s 2007 Restricted Share Unit Plan;

4)	Approval and adoption of the Company’s Directors’ and Officers’ Liability Insurance Policy, for the period commencing September 1st, 2007, through and including August 31st, 2008;

5)	Approval of a framework agreement, as such term is defined under the Israeli Companies Regulations (Relief from Related Party Transactions) 5760-2000 (the “Relief Regulations”), which would authorize the Company’s management to negotiate and enter into contracts for the renewal, extension or replacement of a directors’ and officers’ liability insurance policy from time to time; and

6)	Re-appointment of Goldstein Sabo Tevet and Somekh Chaikin, a member firm of KPMG International, as the Company’s joint independent auditors for fiscal year ending December 31st, 2007, and authorization of the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services.

Shareholders of record at the close of business on November 23rd, 2007 (the “Shareholders”), are entitled to notice of and to vote at the Meeting. All Shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.

No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s Share Registry may vote in person or by proxy at the Meeting. If such joint owner is not present at the Meeting, the joint owner whose name appears thereafter may vote in person or by proxy at that Meeting, and so forth.

By Order of the Board of Directors, —————————————— RAFI AMIT Chairman of the Board of Directors

November 26th, 2007

PROXY STATEMENT

This Proxy Statement is furnished to the holders of record of Camtek Ltd.‘s (“Camtek” or the “Company”) ordinary shares, NIS 0.01 nominal value (the “Ordinary Shares”), at the close of business on November 23rd, 2007 (the “Shareholders”), in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) of proxies for use at the 2007 Annual General Meeting of Shareholders (the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of 2007 Annual General Meeting of Shareholders. The Meeting will be held on December 27th, 2007 at 4:00 p.m. local time, at the offices of Shibolet & Co., at the Museum Tower, 4 Berkowitz St., Tel-Aviv, Israel.

It is proposed that at the Annual General Meeting, actions be taken as follows:

1)	Review and consideration of the auditor’s report and the audited consolidated financial statements for the fiscal year ended December 31, 2006;

2)	Re-election of three directors to the Board of Directors of the Company;

3)	Approval of the grant of restricted share units to the Company’s Chairman of the Board and Chief Executive Officer, Mr. Rafi Amit, and to the Company’s director and Executive Vice President, Business & Strategy, Mr. Yotam Stern – who both hold a controlling interest in the Company – pursuant to the Company’s 2007 Restricted Share Unit Plan;

4)	Approval and adoption of the Company’s Directors’ and Officers’ Liability Insurance Policy, for the period commencing September 1st, 2007, through and including August 31st, 2008;

5)	Approval of a framework agreement, as such term is defined under the Relief Regulations, which would authorize the Company’s management to negotiate and enter into contracts for the renewal, extension or replacement of a directors’ and officers’ liability insurance policy from time to time; and

6)	Re-appointment of Goldstein Sabo Tevet and Somekh Chaikin, a member firm of KPMG International, as the Company’s joint independent auditors for fiscal year ending December 31st, 2007, and authorization of the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a Shareholder attends the Meeting and does not elect to vote in person, his/her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if the proxy is properly executed and received by the Company prior to the time fixed for the Meeting, shares represented by any proxy in the enclosed form shall be voted in favor of all the matters to be presented at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present at the Meeting.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only Shareholders of record at the close of business on November 23rd, 2007 will be entitled to vote at the Meeting. Proxies are being mailed to Shareholders on or about November 26th, 2007, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

As of November 16, 2007, the Company had 30,133,715 Ordinary Shares issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more Shareholders conferring an aggregate of no less than 33(1)/3% of the voting rights of the Company, present in person or by proxy and entitled to vote, within one half hour of the time specified for commencement of the Meeting, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 16, 2007, the number of shares beneficially owned by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s issued and outstanding shares, and (ii) all directors and officers as a group.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares

Rafi Amit(2)	18,614,790	61.77%
Yotam Stern(3)	18,689,830	62.02%
Priortech Ltd.(4)	18,605,230	61.74%
Directors and executive
officers as a group (13 persons)(5)	19,105,980	63.40%

(1)	Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this Proxy Statement are deemed outstanding for computing the percentage of the persons holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2)	Mr. Amit directly owns 9,560 of our ordinary shares. In addition, as a result of a voting agreement relating to a majority of Priortech's voting equity, Mr. Amit may be deemed to control Priortech. As a result, Mr. Amit may be deemed to beneficially own the shares of Camtek held by Priortech. Mr. Amit disclaims beneficial ownership of such shares.

(3)	Mr. Stern directly owns 84,600 of our ordinary shares. In addition, as a result of a voting agreement relating to a majority of Priortech's voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the shares of Camtek held by Priortech. Mr. Stern disclaims beneficial ownership of such shares.

(4)	Priortech’s principal executive offices are located at Ramat Gavriel Industrial Zone, P.O. Box 544, Migdal Haemek 23105, Israel.

As a result of a private placement on June 21, 2006, Priortech issued to a third party securities convertible into 1,220,000 Ordinary Shares owned by it, at a price of $7.05 per share, to be exercised within a period of four years. If all such securities are exercised, Priortech’s ownership would be reduced to 47%.

(5)	Including Messrs. Amit's and Stern's interest in ordinary shares beneficially owned by Priortech. Our directors and executive officers as a group directly own 343,960 of our ordinary shares. [the word "including " is correct, as the number in the table includes Priortech's shares.]

ITEM 1

REVIEW AND CONSIDERATION OF THE AUDITOR’S REPORT
AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2006 are enclosed for shareholders’ review and consideration, together with the Notice and Proxy Statement for the Meeting. The Company will hold a discussion with respect thereto at the Meeting.

This item will not involve a vote of the Shareholders.

ITEM 2

RE-ELECTION OF DIRECTORS

The Articles of the Company (the “Articles”) provide that the Board of Directors shall consist of no fewer than five and no more than ten directors. The number of directors who presently serve as members of the Board of Directors is five. Of the five directors, three directors are considered independent directors under the Nasdaq Stock Market listing requirements, two of whom were elected to serve a three year term as outside directors, as required under the Israeli Companies Law, 5759-1999 (the “Companies Law”), at the 2006 Annual General Meeting. Directors of the Company who are not appointed to serve as outside directors under the Companies Law commence serving upon their appointment by the shareholders of the Company and until the conclusion of the next annual general meeting of shareholders.

The three directors of the Company who are not outside directors are nominated for re-election to the Board of Directors. The nominees, their principal occupation or employment and the year in which each first became a director are described below:

Rafi Amit has served as our Chief Executive Officer since January 1998 and has served as Chairman of the Board of Directors since 1987. At the 2006 Annual General Meeting of Shareholders, the shareholders of the Company authorized Mr. Amit to serve both as Chairman of the Board of Directors and as the Chief Executive Officer of the Company for a term of three years. Since 1981, Mr. Amit has also served as the Chairman of the Board of Directors of Priortech and as a director of Priortech since 1988. From 1981 to 2004, Mr. Amit also served as the President and Chief Executive Officer of Priortech. Mr. Amit has a B.Sc. in Industrial Engineering and Management from the Technion – Israel Institute of Technology.

Yotam Stern has served as an executive officer of the Company since 1998 and, since February 2001, he has served as Camtek’s Executive Vice President, Business & Strategy. He has also served as a member of our Board of Directors since 1987. From January 1998 until February 2001, Mr. Stern served as the Company’s Chief Financial Officer. Mr. Stern has also served as the Chief Financial Officer of Priortech since 1981 and as Priortech’s Chief Executive Officer since 2004, as well as serving as a director of Priortech since 1985. Mr. Stern has a B.A. in Economics from the Hebrew University of Jerusalem.

Eran Bendoly has served on our Board of Directors since November 2000. Currently, Mr. Bendoly serves as the Chief Financial Officer of Personeta Inc., a leading vendor of intelligent network service creation platforms. From 2003 to 2006, Mr. Bendoly served as Chief Executive Officer of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates a technological incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S.-based fabless semiconductor manufacturer. From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and, from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. in International Relations from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium. Mr. Bendoly is considered an independent director under the Nasdaq Stock Market listing requirements and qualifies as a financial expert for purposes of the Sarbanes-Oxley Act and the Nasdaq listing requirements.

In the event that any of the nominees is unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy for such purpose, in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any of the nominees.

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, and entitled to vote and voting thereon, is required to re-elect Messrs. Rafi Amit, Yotam Stern and Eran Bendoly to the Board of Directors of the Company.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED that: Mr. Rafi Amit, Mr. Yotam Stern and Mr. Eran Bendoly shall be re-elected to the Board of Directors of the Company”.

ITEM 3

GRANT OF RESTRICTED SHARE UNITS TO THE COMPANY’S CHAIRMAN
OF THE BOARD AND CHIEF EXECUTIVE OFFICER AND TO THE
COMPANY’S DIRECTOR AND EXECUTIVE VICE PRESIDENT, BUSINESS & STRATEGY

On August 2007, the Company adopted the 2007 Restricted Share Unit Plan for the grant of restricted share units (“RSUs”), each of which imparts the right to an Ordinary Share of the Company, to its selected employees, officers, directors and consultants of the Company.

The Companies Law provides that the compensation of directors, whether as directors, officers or consultants, requires the approval of the Audit Committee and Board of Directors, followed by shareholders’ approval, in that order. This includes cash compensation as well as compensation in the form of RSUs.

Mr. Rafi Amit is Camtek’s Chairman of the Board and Chief Executive Officer. Mr. Yotam Stern serves as our director as well as our Executive Vice President, Business & Strategy. As a result of a voting agreement referring to a majority of Priortech’s voting equity, both Mr. Amit and Mr. Stern may be deemed to control Priortech and hence may be deemed controlling shareholders of the Company, as such term is defined in the Companies Law.

As both Mr. Amit and Mr. Stern hold a controlling interest in the Company, the Companies Law requires a special shareholders’ vote for approval of their compensation: the affirmative vote of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, which shall also include (i) at least one-third of the shares held by shareholders who do not have a personal interest in the transaction, that are present, in person or by proxy, and voting at the Meeting, or (ii) the total number of shares held by Shareholders who do not have a personal interest in the transaction and who vote against this proposal represent not more than one percent of the voting rights in the Company.

Under the Companies Law, a “personal interest” (i) includes the personal interest of a relative of the shareholder (including spouse thereof); (ii) includes the personal interest of a corporation in which the shareholder or relative (including spouse thereof) serves as a director or the chief executive officer, owns at least five percent of the shares, or has the right to appoint a director or the chief executive officer; and (iii) excludes an interest arising solely from the ownership of the company’s ordinary shares.

The Company’s Audit Committee and Board of Directors have approved in separate resolutions, each dated November 11th, 2007, subject to the ratification and approval of the shareholders, the grant of 18,000 RSUs to Mr. Rafi Amit and the grant of 7,200 RSUs to Mr. Yotam Stern, effective as of November 11th, 2007 (the “Grant Date”), pursuant to the Company’s 2007 Restricted Share Unit Plan, with: (i) an exercise price of up to the nominal value of the Company’s ordinary share (NIS 0.01) per share; and (ii) a vesting period of four years, 1/4 to vest on the first anniversary of the Grant Date, and each 1/16 of the remaining RSUs to vest at the end of each 3 subsequent months following the first anniversary of the Grant Date.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED that: in compliance with the requirements of the Companies Law, the grant to each of Messrs. Rafi Amit and Yotam Stern of 18,000 and 7,200 RSUs, respectively, effective as of November 11th 2007, pursuant to the Company’s 2007 Restricted Share Unit Plan, as approved by the Audit Committee and the Board of Directors pursuant to their respective resolutions dated November 11th, 2007, be, and the same hereby are, approved”.

ITEM 4

APPROVAL OF THE COMPANY’S DIRECTORS AND OFFICERS LIABILITY
INSURANCE POLICY FOR 2007-2008

The Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the purchase of insurance covering the liability of any of its office holders with respect to an act or omission performed by the office holder in his or her capacity as an office holder, for (a) a breach of his or her duty of care to the company or to another person; (b) a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; or (c) a financial liability imposed upon him or her in favor of another person. The Company’s Articles allow Camtek to insure its office holders to the fullest extent provided by the Companies Law. An “office holder” is defined under the Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title.

The Companies Law provides that a company may not enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (b) a breach by the office holder of his or her duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently; (c) any act or omission committed with the intent to unlawfully yield a personal benefit; or (d) any fine or monetary settlement imposed on the office holder.

Camtek maintained directors’ and officers’ liability insurance with a per claim and aggregate coverage limit of $10,000,000. Such policy commenced on September 1, 2006 and expired on August 31, 2007. It is now proposed to purchase a new directors’ and officers’ liability insurance policy (the “Policy”), from Clal Insurance Company Ltd. (“Clal”), covering all of the directors and officers of the Company, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Companies Law).

The principal terms of the Policy are as follows:

The Policy is for a period commencing on September 1, 2007 and ending on August 31, 2008.

The Policy has a per claim and aggregate coverage limit of up to $10,000,000, plus 20% costs.

The annual premium to be paid with respect to the Policy is $67,500.

Under the Companies Law, the purchase of insurance coverage for office holders requires the approval of the Audit Committee and Board of Directors, and if the office holder is a director, also the shareholders’ approval, in that order.

Pursuant to the Companies Law, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution. Generally, in order for such resolution to be effective with respect to a director who is deemed a controlling shareholder, such vote shall also include (i) at least one-third of the shares held by shareholders who do not have a personal interest in the transaction, that are present, in person or by proxy, and voting at the meeting, or (ii) the total number of shares held by Shareholders who do not have a personal interest in the transaction and who vote against this proposal represent not more than one percent of the voting rights in the Company.

However, under the Relief Regulations, such special majority is not required if the Audit Committee and Board of Directors of the Company have determined that the terms of the Policy are identical with respect to all of the directors and officers of the Company, and that the purchase of the Policy was made on arm’s-length basis and does not have a substantial affect on the Company’s profitability, property or obligations. However, such special majority will be required if one or more shareholders holding at least one percent of the issued and outstanding share capital of the Company or of the Company’s voting rights, objects to the relief from the special majority requirement, provided that such objection is submitted to the Company in writing not later than 14 days from the date of the publication of the notice regarding the Meeting.

Camtek’s Audit Committee and Board of Directors have approved in separate resolutions, each dated November 11th, 2007, subject to the ratification and approval of the shareholders, the purchase of the Policy from Clal, and determined that the terms of the Policy are identical with respect to all of the Company’s directors and officers, and that the purchase of the Policy will be made on arm’s-length basis.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that: the purchase of a directors’ and officers’ liability insurance policy by the Company, covering all of the directors and the officers of the Company, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Companies Law), with a per claim and aggregate coverage limit of up to $10,000,000 and a total annual premium of $67,500, for a period commencing on September 1, 2007 and ending on August 31, 2008, be and hereby is ratified and approved .”

ITEM 5

APPROVAL OF A FRAMEWORK AGREEMENT FOR THE PURCHASE OF
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE POLICY

At the Meeting, Shareholders will be asked to approve a framework agreement, as such term is defined under the Relief Regulations, of terms and conditions for the renewal, extension and/or replacement, from time to time, of the directors’ and officers’ liability insurance policy (the “New Policy”), for all directors and officers of the Company, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Companies Law), as follows: (i) the aggregate coverage limit per claim under the New Policy may not exceed an amount representing a deviation of 20% in any year, as compared to the previous year’s aggregate coverage limit; and (ii) the annual aggregate premium of the New Policy may not exceed 30% of the previous year’s aggregate premium; (iii) The framework agreement is for a period of five (5) years, through and including the year 2012; and (iv) the Audit Committee and Board of Directors must approve that the New Policy is in accordance with the terms and conditions of the framework agreement, as described in this Proxy Statement;

Under the Relief Regulations, a public company may enter into an extraordinary transaction with a controlling shareholder without obtaining shareholders’ approval for a transaction with a controlling shareholder, as required under the Companies Law, if the company’s audit committee and board of directors determine that the extraordinary transaction is pursuant to and in accordance with the terms of a framework agreement (as such term is defined under the Relief Regulations) that has been duly approved under the Companies Law. While Camtek does not view the purchase of a directors’ and officers’ liability insurance policy as an extraordinary transaction, it is treating it as such for the purpose of the renewal, extension and/or replacement, from time to time, of such a policy, by approving a framework agreement for any New Policy, without binding the Company to the same treatment of any such policy in the future. As a result, no further approval of our shareholders will be required in connection with any renewal and/or extension and/or purchase of any New Policy entered into in compliance with the foregoing terms and conditions of the framework agreement.

Pursuant to the Companies Law, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution. Generally, in order for such resolution to be effective with respect to a director who is deemed a controlling shareholder, such vote shall also include (i) at least one-third of the shares held by shareholders who do not have a personal interest in the transaction, that are present, in person or by proxy, and voting at the meeting, or (ii) the total number of shares held by shareholders who do not have a personal interest in the transaction and who vote against this proposal represent not more than one percent of the voting rights in the company.

Camtek’s Audit Committee and Board of Directors have approved in separate resolutions, each dated November 11th, 2007, subject to the ratification and approval of the Shareholders, the framework agreement for the renewal, extension and/or replacement of the New Policy, on the terms above-mentioned.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that: the framework agreement of terms and conditions for the renewal, extension and/or replacement of the directors’ and officers’ liability insurance policy of the Company, for all directors and officers of the Company who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Companies Law), set forth in the Proxy Statement for the 2007 Annual General Meeting of Shareholders, be and hereby is approved; and that the management of the Company be, and it hereby is, authorized to negotiate and execute in the name and on behalf of the Company, contracts for the renewal, extension and/or replacement of such policy pursuant to and in accordance with the terms and conditions of the framework agreement set forth in the Proxy Statement for the 2007 Annual General Meeting of Shareholders.”

ITEM 6

REAPPOINTMENT OF INDEPENDENT AUDITORS

The Companies Law and the Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditor serves in this position until the conclusion of the following annual general meeting, or until such later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant and the Company does not have an additional auditor, the Board of Directors shall convene a special meeting of shareholders as soon as possible to appoint an auditor.

The Audit Committee recommends the reappointment of Goldstein Sabo Tevet and Somekh Chaikin, a member firm of KPMG International, as joint independent auditors of the Company for the fiscal year ending December 31, 2007. Goldstein Sabo Tevet has served as the Company’s independent auditor since 1987. Somekh Chaikin was appointed as the Company’s independent auditor in 2006 Annual General Meeting of Shareholders. Although the two firms will serve as joint auditors, Somekh Chaikin, a member firm of KPMG International, will be a sole auditor for all SEC filings and reporting.

The following table presents the aggregate amount of fees paid by the Company to Goldstein Sabo Tevet and Somekh Chaikin for their services to the Company for the fiscal year ended December 31, 2006:

	Audit and Audit Related Services	Other Services

Goldstein Sabo Tevet	$55,000	$13,700

Somekh Chaikin	$85,000	-

The affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy and entitled to vote and voting thereon, is necessary for the reappointment of Goldstein Sabo Tevet and Somekh Chaikin as joint independent auditors of the Company, and for authorizing the Board of Directors, following the Audit Committee’s recommendation, to determine the auditors’ fees.

It is proposed that at the Meeting, the following resolution be adopted:

“ RESOLVED that: (i) Goldstein Sabo Tevet and Somekh Chaikin be, and the same hereby are, appointed as the Company’s joint independent auditors for the fiscal year ending December 31, 2007, while Somekh Chaikin, a member firm of KPMG International, will be a sole auditor for all SEC filings and reporting; and (ii) the Board of Directors of the Company be, and the same hereby is, authorized to determine the fees for Goldstein Sabo Tevet and Somekh Chaikin, at the Audit Committee’s recommendation, for the fiscal year ending December 31, 2007, according to the nature and volume of their services.”

By Order of the Board of Directors, —————————————— RAFI AMIT Chairman of the Board of Directors

Dated: November 26, 2007

CAMTEK LTD.
PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
December 27, 2007
(This proxy is solicited by the Board of Directors of Camtek Ltd.)

The undersigned shareholder of Camtek Ltd. hereby appoints Messrs. Rafi Amit and Yotam Stern, or either of them, with full power of substitution, proxies to vote the shares which the undersigned could vote if personally present at the Annual General Meeting of Shareholders of Camtek Ltd., to be held at the law offices of Shibolet & Co., at the Museum Tower, 4 Berkowitz St., Tel-Aviv, Israel, on December 27th, 2007 at 4:00 P.M. local time.

ITEM 2. RE-ELECTION OF DIRECTORS (as described in the Proxy Statement)

NOMINEES:

Rafi Amit Yotam Stern Eran Bendoly

☐ FOR ALL ☐ WITHHOLD ALL ☐ FOR ALL EXCEPT:

INSTRUCTION: To withhold authority to vote, mark "For All Except" and write the nominee's name on the line below.

ITEM 3. GRANT OF RESTRICTED SHARE UNITS (RSUs) TO THE COMPANY’S CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER AND TO THE COMPANY’S DIRECTOR AND EXECUTIVE VICE PRESIDENT, BUSINESS & STRATEGY, PURSUANT TO THE COMPANY’S 2007 RESTRICTED SHARE UNIT PLAN (as described in the Proxy Statement)

GRANTEES:

Rafi Amit Yotam Stern

2a.	To grant 18,000 RSUs to Rafi Amit:

		FOR	AGAINST	ABSTAIN

2A.	Shareholders who DO NOT have a personal interest (as such term is defined in the Companies Law) in the grant of RSUs to Rafi Amit should indicate their vote here:	☐	☐	☐

2B.	Shareholders who HAVE a personal interest (as such term is defined in the Companies Law) in the grant of RSUs to Rafi Amit should indicate their vote here:	☐	☐	☐

2b.	To grant 7,200 RSUs to Yotam Stern:

		FOR	AGAINST	ABSTAIN

2A.	Shareholders who DO NOT have a personal interest (as such term is defined in the Companies Law) in the grant of RSUs to Yotam Stern should indicate their vote here:	☐	☐	☐

2B.	Shareholders who HAVE a personal interest (as such term is defined in the Companies Law) in the grant of RSUs to Yotam Stern should indicate their vote here:	☐	☐	☐

A vote indicated under Item 2A will be deemed a representation that the undersigned does not have a personal interest for the purpose of this Item, and a vote indicated under Item 2B will be deemed a representation that the undersigned does have a personal interest for the purpose of this Item. If a vote is indicated in both Item 2A and 2B, then the vote indicated in Item 2A will be disregarded.

ITEM 4. APPROVAL AND ADOPTION OF DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE POLICY FOR THE PERIOD COMMENCING SEPTEMBER 1ST, 2007, THROUGH AND INCLUDING AUGUST 31ST, 2008 (as described in the Proxy Statement)

☐ FOR ☐ AGAINST ☐ ABSTAIN

ITEM 5. APPROVAL OF A FRAMEWORK AGREEMENT FOR THE PURCHASE OF DIRECTORS' AND OFFICERS' LIABILITY INSURNACE POLICY (as described in the Proxy Statement)

		FOR	AGAINST	ABSTAIN

5A.	Shareholders who DO NOT have a personal interest (as such term is defined in the Companies Law) in the approval of the framework agreement should indicate their vote here:	☐	☐	☐

5B.	Shareholders who HAVE a personal interest (as such term is defined in the Companies Law) in the approval of the framework agreement should indicate their vote here:	☐	☐	☐

ITEM 6. APPROVAL OF RE-APPOINTMENT OF JOINT INDEPENDENT AUDITORS

☐ FOR ☐ AGAINST ☐ ABSTAIN

With respect to the proposal to re-appoint Goldstein Sabo Tevet and Somekh Chaikin, a member firm of KPMG International, as the Company’s joint independent auditors for the fiscal year ending December 31, 2007, and the authorization of the Board of Directors to determine the auditors’ fees, following the recommendation of the Audit Committee.

SHOULD THIS PROXY BE SENT WITHOUT SPECIFYING A VOTE IN ITEMS 3 OR 5, THEN IT WILL NOT BE COUNTED AS A VOTE REGARDING THE ITEM; SHOULD THIS PROXY BE SENT WITHOUT SPECIFYING A VOTE IN EITHER ITEMS 2, 4 OR 6, THEN IT WILL BE COUNTED AS A “FOR” VOTE FOR THE RELEVANT ITEM. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGEMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

Note: Please date and sign exactly as your name appears on the envelope in which this Proxy was mailed. If shares are held jointly, each shareholder should sign. Executors, administrators, trustees, etc. should use full title and, if more than one, all should sign. If the shareholder is a corporation, please sign full corporate name by an authorized officer. If the shareholder is a partnership, please sign full partnership name by an authorized person.

—————————————— Printed Name(s) of Shareholder —————————————— Signature(s) of Shareholder

Dated: _____________________________